# SEC Schedule 13D/A (Amendment No. 24) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medpace Holdings, Inc., CIK 0001668397
CUSIP: 58506Q109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5375 Medpace Way, Cincinnati, Ohio (OH), 45227
Date of event which requires filing of this statement: 09/24/2026
Filed by CIK 0001622058
Persons authorized to receive notices and communications: August J. Troendle, 5375 Medpace Way, Cincinnati, Ohio (OH), 45227, (513) 579-9911

## Reporting persons
- August J. Troendle (CIK 0001622058): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 389,302; shared voting power 4,733,019; sole dispositive power 389,302; shared dispositive power 4,733,019; aggregate amount beneficially owned 5,396,508 (19.1% of the class)
- Medpace Investors, LLC (CIK 0001524599): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,733,019; sole dispositive power 0; shared dispositive power 4,733,019; aggregate amount beneficially owned 4,733,019 (16.8% of the class)
  Comment: (Limited liability company)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Medpace Holdings, Inc.
Address of issuer's principal executive offices: 5375 Medpace Way, Cincinnati, Ohio (OH), 45227
Comment: This Amendment No. 24 to the Schedule 13D (this "Amendment No. 24") amends and supplements the Statement on Schedule 13D filed with the United States Securities and Exchange Commission on August 26, 2016, as amended by Amendment No. 1 filed on August 8, 2018, Amendment No. 2 filed on October 2, 2018, Amendment No. 3 filed on February 6, 2019, Amendment No. 4 filed on August 5, 2019, Amendment No. 5 filed on August 7, 2019, Amendment No. 6 filed on August 15, 2019, Amendment No. 7 filed on September 17, 2019, Amendment No. 8 filed on May 8, 2020, Amendment No. 9 filed on July 31, 2020, Amendment No. 10 filed on August 14, 2020, Amendment No. 11 filed on December 21, 2020, Amendment No. 12 filed on April 21, 2021, Amendment No. 13 filed on September 1, 2021, Amendment No. 14 filed on December 23, 2021, Amendment No. 15 filed on July 6, 2022, Amendment No. 16 filed on September 13, 2022, Amendment No. 17 filed September 21, 2022, Amendment No. 18 filed September 22, 2023, Amendment No. 19 filed December 5, 2023, Amendment No. 20 filed February 28, 2024, Amendment No. 21 filed March 8, 2024, Amendment No. 22 filed March 11, 2025, and Amendment No. 23 filed December 1, 2025 (collectively, the "Statement"), relating to the common stock (the "Common Stock"), of Medpace Holdings, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7 - 13 of the cover pages above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 - 13 of the cover pages above.
Transactions in the class effected during the past sixty days:
August J. Troendle ("Mr. Troendle") has sold shares of common stock in open market transactions executed pursuant to limit orders between August 10, 2026 and September 25, 2026 as follows:

On August 10, 2026, Mr. Troendle sold 1,093 shares of common stock at prices ranging from $600.00 to $600.94 (a weighted-average price of $600.28 per share).

On August 10, 2026, Mr. Troendle sold 3,163 shares of common stock at prices ranging from $601.05 to $601.955 (a weighted-average price of $601.61 per share).

On August 10, 2026, Mr. Troendle sold 1,278 shares of common stock at prices ranging from $602.045 to $602.73 (a weighted-average price of $602.40 per share).

On August 11, 2026, Mr. Troendle sold 16 shares of common stock at prices ranging from $600.09 to $600.835 (a weighted-average price of $600.66 per share).

On August 11, 2026, Mr. Troendle sold 1,091 shares of common stock at prices ranging from $601.005 to $602.045 (a weighted-average price of $601.57 per share).

On August 11, 2026, Mr. Troendle sold 1,499 shares of common stock at prices ranging from $602.12 to $ 603.075 (a weighted-average price of $602.58 per share).

On August 11, 2026, Mr. Troendle sold 1,538 shares of common stock at prices ranging from $603.15 to $604.08 (a weighted-average price of $603.64 per share).

On August 11, 2026, Mr. Troendle sold 2,374 shares of common stock at prices ranging from $604.095 to $605.055 (a weighted-average price of $604.49 per share).

On August 11, 2026, Mr. Troendle sold 6,539 shares of common stock at prices ranging from $605.11 to $606.08 (a weighted-average price of $605.76 per share).

On August 11, 2026, Mr. Troendle sold 3,942 shares of common stock at prices ranging from $606.19 to $607.025 (a weighted-average price of $606.56 per share).

On August 11, 2026, Mr. Troendle sold 571 shares of common stock at prices ranging from $607.135 to $607.78 (a weighted-average price of $607.35 per share).

On August 11, 2026, Mr. Troendle sold 40 shares of common stock at a price of $608.185 per share.

On August 12, 2026, Mr. Troendle sold 2,737 shares of common stock at prices ranging from $600.00 to $600.955 (a weighted-average price of $600.30 per share).

On August 12, 2026, Mr. Troendle sold 4,265 shares of common stock at prices ranging from $601.005 to $601.925 (a weighted-average price of $601.43 per share).

On August 12, 2026, Mr. Troendle sold 3,962 shares of common stock at prices ranging from $602.00 to $602.975 (a weighted-average price of $602.30 per share).

On August 12, 2026, Mr. Troendle sold 402 shares of common stock at prices ranging from $603.065 to $603.64 (a weighted-average price of $603.32 per share).

On August 13, 2026, Mr. Troendle sold 458 shares of common stock at prices ranging from $600.345 to $600.47 (a weighted-average price of $600.39 per share).

On August 19, 2026, Mr. Troendle sold 699 shares of common stock at prices ranging from $601.29 to $602.13 (a weighted-average price of $601.96 per share).

On August 19, 2026, Mr. Troendle sold 126 shares of common stock at prices ranging from $602.32 to $603.065 (a weighted-average price of $602.48 per share).

On August 19, 2026, Mr. Troendle sold 1,804 shares of common stock at prices ranging from $603.37 to $604.205 (a weighted-average price of $603.97 per share).

On August 19, 2026, Mr. Troendle sold 1,280 shares of common stock at prices ranging from $604.365 to $605.27 (a weighted-average price of $604.89 per share).

On August 19, 2026, Mr. Troendle sold 3,313 shares of common stock at prices ranging from $605.295 to $606.295 (a weighted-average price of $605.87 per share).

On August 19, 2026, Mr. Troendle sold 4,270 shares of common stock at prices ranging from $606.30 to $607.22 (a weighted-average price of $606.88 per share).

On August 19, 2026, Mr. Troendle sold 1,094 shares of common stock at prices ranging from $607.29 to $608.28 (a weighted-average price of $607.66 per share).

On August 19, 2026, Mr. Troendle sold 1,561 shares of common stock at prices ranging from $608.33 to $609.275 (a weighted-average price of $608.64 per share).

On August 19, 2026, Mr. Troendle sold 689 shares of common stock at prices ranging from $609.43 to $610.28 (a weighted-average price of $609.70 per share).

On August 19, 2026, Mr. Troendle sold 608 shares of common stock at prices ranging from $610.335 to $611.26 (a weighted-average price of $610.77 per share).

On August 19, 2026, Mr. Troendle sold 165 shares of common stock at a price of $611.42 per share.

On August 20, 2026, Mr. Troendle sold 98 shares of common stock at prices ranging from $606.20 to $606.80 (a weighted-average price of $606.50 per share).

On August 20, 2026, Mr. Troendle sold 163 shares of common stock at prices ranging from $607.275 to $608.17 (a weighted-average price of $607.75 per share).

On August 20, 2026, Mr. Troendle sold 4 shares of common stock at a price of $608.6125 per share.

On August 20, 2026, Mr. Troendle sold 222 shares of common stock at a price of $610.265 per share.

On August 20, 2026, Mr. Troendle sold 532 shares of common stock at prices ranging from $611.60 to $612.17 (a weighted-average price of $611.92 per share).

On August 20, 2026, Mr. Troendle sold 1,524 shares of common stock at prices ranging from $612.30 to $613.145 (a weighted-average price of $612.84 per share).

On August 20, 2026, Mr. Troendle sold 1,378 shares of common stock at prices ranging from $613.22 to $614.06 (a weighted-average price of $613.63 per share).

On August 20, 2026, Mr. Troendle sold 2,298 shares of common stock at prices ranging from $614.24 to $615.1925 (a weighted-average price of $614.80 per share).

On August 20, 2026, Mr. Troendle sold 3,424 shares of common stock at prices ranging from $615.25 to $616.165 (a weighted-average price of $615.64 per share).

On August 20, 2026, Mr. Troendle sold 788 shares of common stock at prices ranging from $616.255 to $617.155 (a weighted-average price of $616.73 per share).

On August 20, 2026, Mr. Troendle sold 1,003 shares of common stock at prices ranging from $617.255 to $617.97 (a weighted-average price of $617.65 per share).

On August 20, 2026, Mr. Troendle sold 141 shares of common stock at prices ranging from $618.02 to $618.17 (a weighted-average price of $618.08 per share).

On August 20, 2026, Mr. Troendle sold 2,323 shares of common stock at prices ranging from $618.205 to $619.19 (a weighted-average price of $618.77 per share).

On August 20, 2026, Mr. Troendle sold 2,712 shares of common stock at prices ranging from $619.265 to $620.19 (a weighted-average price of $619.87 per share).

On August 20, 2026, Mr. Troendle sold 2,675 shares of common stock at prices ranging from $620.23 to $621.115 (a weighted-average price of $620.47 per share).

On August 20, 2026, Mr. Troendle sold 1,761 shares of common stock at prices ranging from $621.27 to $622.14 (a weighted-average price of $621.64 per share).

On August 20, 2026, Mr. Troendle sold 1,244 shares of common stock at prices ranging from $622.20 to $623.19 (a weighted-average price of $622.67 per share).

On August 20, 2026, Mr. Troendle sold 713 shares of common stock at prices ranging from $623.21 to $624.195 (a weighted-average price of $623.81 per share).

On August 20, 2026, Mr. Troendle sold 1,878 shares of common stock at prices ranging from $624.21 to $625.16 (a weighted-average price of $624.89 per share).

On August 20, 2026, Mr. Troendle sold 2,070 shares of common stock at prices ranging from $625.20 to $626.065 (a weighted-average price of $625.37 per share).

On August 20, 2026, Mr. Troendle sold 223 shares of common stock at prices ranging from $626.30 to $626.51 (a weighted-average price of $626.39 per share).

On August 21, 2026, Mr. Troendle sold 2,235 shares of common stock at prices ranging from $620.00 to $620.91 (a weighted-average price of $620.40 per share).

On August 21, 2026, Mr. Troendle sold 1,779 shares of common stock at prices ranging from $621.00 to $621.97 (a weighted-average price of $621.52 per share).

On August 21, 2026, Mr. Troendle sold 1,146 shares of common stock at prices ranging from $622.00 to $622.965 (a weighted-average price of $622.34 per share).

On August 21, 2026, Mr. Troendle sold 1,247 shares of common stock at prices ranging from $623.045 to $623.97 (a weighted-average price of $623.50 per share).

On August 21, 2026, Mr. Troendle sold 1,150 shares of common stock at prices ranging from $624.22 to $624.99 (a weighted-average price of $624.77 per share).

On August 21, 2026, Mr. Troendle sold 1,235 shares of common stock at prices ranging from $625.045 to $625.97 (a weighted-average price of $625.40 per share).

On August 21, 2026, Mr. Troendle sold 1,500 shares of common stock at prices ranging from $626.00 to $626.965 (a weighted-average price of $626.56 per share).

On August 21, 2026, Mr. Troendle sold 1,319 shares of common stock at prices ranging from $627.005 to $627.99 (a weighted-average price of $627.58 per share).

On August 21, 2026, Mr. Troendle sold 2,384 shares of common stock at prices ranging from $628.005 to $628.685 (a weighted-average price of $628.25 per share).

On August 24, 2026, Mr. Troendle sold 1,901 shares of common stock at prices ranging from $620.00 to $620.84 (a weighted-average price of $620.19 per share).

On August 24, 2026, Mr. Troendle sold 82 shares of common stock at prices ranging from $621.045 to $621.25 (a weighted-average price of $621.15 per share).

On August 25, 2026, Mr. Troendle sold 574 shares of common stock at prices ranging from $620.00 to $620.90 (a weighted-average price of $620.16 per share).

On August 25, 2026, Mr. Troendle sold 99 shares of common stock at prices ranging from $621.41 to $621.89 (a weighted-average price of $621.64 per share).

On August 26, 2026, Mr. Troendle sold 4,000 shares of common stock at prices ranging from $620.00 to $620.54 (a weighted-average price of $620.03 per share).

On August 27, 2026, Mr. Troendle sold 610 shares of common stock at prices ranging from $620.00 to $620.515 (a weighted-average price of $620.21 per share).

On August 27, 2026, Mr. Troendle sold 40 shares of common stock at a price of $621.28 per share.

On September 15, 2026, Mr. Troendle sold 8,288 shares of common stock at prices ranging from $620.00 to $620.97 (a weighted-average price of $620.29 per share).

On September 15, 2026, Mr. Troendle sold 5,901 shares of common stock at prices ranging from $621.00 to $621.99 (a weighted-average price of $621.19 per share).

On September 15, 2026, Mr. Troendle sold 1,782 shares of common stock at prices ranging from $622.00 to $622.84 (a weighted-average price of $622.24 per share).

On September 16, 2026, Mr. Troendle sold 4,969 shares of common stock at prices ranging from $620.00 to $620.91 (a weighted-average price of $620.25 per share).

On September 16, 2026, Mr. Troendle sold 1,268 shares of common stock at prices ranging from $621.00 to $621.86 (a weighted-average price of $621.29 per share).

On September 16, 2026, Mr. Troendle sold 210 shares of common stock at prices ranging from $622.33 to $622.58 (a weighted-average price of $622.46 per share).

On September 16, 2026, Mr. Troendle sold 2,323 shares of common stock at prices ranging from $623.00 to $623.90 (a weighted-average price of $623.41 per share).

On September 17, 2026, Mr. Troendle sold 9,029 shares of common stock at prices ranging from $620.00 to $620.99 (a weighted-average price of $620.19 per share).

On September 17, 2026, Mr. Troendle sold 1,811 shares of common stock at prices ranging from $621.00 to $621.90 (a weighted-average price of $621.40 per share).

On September 17, 2026, Mr. Troendle sold 40 shares of common stock at a price of $622.21 per share.

On September 21, 2026, Mr. Troendle sold 3,064 shares of common stock at prices ranging from $620.00 to $620.84 (a weighted-average price of $620.11 per share).

On September 21, 2026, Mr. Troendle sold 1,836 shares of common stock at prices ranging from $621.02 to $621.99 (a weighted-average price of $621.65 per share).

On September 21, 2026, Mr. Troendle sold 4,565 shares of common stock at prices ranging from $622.00 to $622.98 (a weighted-average price of $622.29 per share).

On September 21, 2026, Mr. Troendle sold 1,445 shares of common stock at prices ranging from $623.00 to $623.99 (a weighted-average price of $623.52 per share).

On September 21, 2026, Mr. Troendle sold 6,823 shares of common stock at prices ranging from $624.00 to $624.99 (a weighted-average price of $624.52 per share).

On September 21, 2026, Mr. Troendle sold 4,150 shares of common stock at prices ranging from $625.00 to $625.91 (a weighted-average price of $625.35 per share).

On September 22, 2026, Mr. Troendle sold 528 shares of common stock at prices ranging from $620.00 to $620.985 (a weighted-average price of $620.61 per share).

On September 22, 2026, Mr. Troendle sold 2,331 shares of common stock at prices ranging from $621.01 to $621.99 (a weighted-average price of $621.54 per share).

On September 22, 2026, Mr. Troendle sold 2,914 shares of common stock at prices ranging from $622.00 to $622.99 (a weighted-average price of $622.49 per share).

On September 22, 2026, Mr. Troendle sold 1,538 shares of common stock at prices ranging from $623.01 to $623.99 (a weighted-average price of $623.51 per share).

On September 22, 2026, Mr. Troendle sold 1,491 shares of common stock at prices ranging from $624.00 to $624.93 (a weighted-average price of $624.27 per share).

On September 22, 2026, Mr. Troendle sold 747 shares of common stock at prices ranging from $625.00 to $625.835 (a weighted-average price of $625.52 per share).

On September 22, 2026, Mr. Troendle sold 1,414 shares of common stock at prices ranging from $626.0825 to $626.99 (a weighted-average price of $626.64 per share).

On September 22, 2026, Mr. Troendle sold 3,330 shares of common stock at prices ranging from $627.01 to $627.99 (a weighted-average price of $627.62 per share).

On September 22, 2026, Mr. Troendle sold 9,930 shares of common stock at prices ranging from $628.00 to $628.99 (a weighted-average price of $628.64 per share).

On September 22, 2026, Mr. Troendle sold 10,063 shares of common stock at prices ranging from $629.00 to $629.99 (a weighted-average price of $629.48 per share).

On September 22, 2026, Mr. Troendle sold 13,059 shares of common stock at prices ranging from $630.00 to $630.98 (a weighted-average price of $630.36 per share).

On September 22, 2026, Mr. Troendle sold 1,458 shares of common stock at prices ranging from $631.00 to $631.82 (a weighted-average price of $631.36 per share).

On September 22, 2026, Mr. Troendle sold 215 shares of common stock at prices ranging from $632.06 to $632.815 (a weighted-average price of $632.39 per share).

On September 23, 2026, Mr. Troendle sold 2,167 shares of common stock at prices ranging from $620.00 to $620.7475 (a weighted-average price of $620.13 per share).

On September 23, 2026, Mr. Troendle sold 1,039 shares of common stock at prices ranging from $621.01 to $621.74 (a weighted-average price of $621.51 per share).

On September 23, 2026, Mr. Troendle sold 525 shares of common stock at prices ranging from $622.08 to $622.84 (a weighted-average price of $622.48 per share).

On September 23, 2026, Mr. Troendle sold 29 shares of common stock at a price of $623.815 per share.

On September 23, 2026, Mr. Troendle sold 171 shares of common stock at prices ranging from $624.19 to $624.43 (a weighted-average price of $624.30 per share).

On September 23, 2026, Mr. Troendle sold 997 shares of common stock at prices ranging from $625.00 to $625.85 (a weighted-average price of $625.39 per share).

On September 23, 2026, Mr. Troendle sold 413 shares of common stock at prices ranging from $626.14 to $626.96 (a weighted-average price of $626.60 per share).

On September 23, 2026, Mr. Troendle sold 578 shares of common stock at prices ranging from $627.095 to $627.90 (a weighted-average price of $627.51 per share).

On September 23, 2026, Mr. Troendle sold 1,143 shares of common stock at prices ranging from $628.09 to $628.945 (a weighted-average price of $628.59 per share).

On September 23, 2026, Mr. Troendle sold 373 shares of common stock at prices ranging from $629.065 to $629.44 (a weighted-average price of $629.14 per share).

On September 23, 2026, Mr. Troendle sold 957 shares of common stock at prices ranging from $630.01 to $630.995 (a weighted-average price of $630.40 per share).

On September 23, 2026, Mr. Troendle sold 1,840 shares of common stock at prices ranging from $631.065 to $631.98 (a weighted-average price of $631.48 per share).

On September 23, 2026, Mr. Troendle sold 2,133 shares of common stock at prices ranging from $632.00 to $632.94 (a weighted-average price of $632.36 per share).

On September 23, 2026, Mr. Troendle sold 2,191 shares of common stock at prices ranging from $633.00 to $633.86 (a weighted-average price of $633.43 per share).

On September 23, 2026, Mr. Troendle sold 1,238 shares of common stock at prices ranging from $634.00 to $634.90 (a weighted-average price of $634.42 per share).

On September 23, 2026, Mr. Troendle sold 154 shares of common stock at prices ranging from $635.55 to $635.99 (a weighted-average price of $635.75 per share).

On September 23, 2026, Mr. Troendle sold 102 shares of common stock at prices ranging from $636.115 to $636.955 (a weighted-average price of $636.13 per share).

On September 23, 2026, Mr. Troendle sold 33 shares of common stock at prices ranging from $637.405 to $637.48 (a weighted-average price of $637.41 per share).

On September 24, 2026, Mr. Troendle sold 11,902 shares of common stock at prices ranging from $620.00 to $620.99 (a weighted-average price of $620.23 per share).

On September 24, 2026, Mr. Troendle sold 8,101 shares of common stock at prices ranging from $621.00 to $621.99 (a weighted-average price of $621.35 per share).

On September 24, 2026, Mr. Troendle sold 3,945 shares of common stock at prices ranging from $622.00 to $622.99 (a weighted-average price of $622.24 per share).

On September 24, 2026, Mr. Troendle sold 2,267 shares of common stock at prices ranging from $623.00 to $623.95 (a weighted-average price of $623.17 per share).

On September 24, 2026, Mr. Troendle sold 1,330 shares of common stock at prices ranging from $624.00 to $624.975 (a weighted-average price of $624.31 per share).

On September 24, 2026, Mr. Troendle sold 288 shares of common stock at prices ranging from $625.00 to $625.90 (a weighted-average price of $625.35 per share).

On September 25, 2026, Mr. Troendle sold 154 shares of common stock at a price of $620.60 per share.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description Number
1. Joint Filing Agreement*
2. Registration Rights Agreement*

* Filed in the Statement

## Signatures
- August J. Troendle: /s/ August J. Troendle, August J. Troendle (09/28/2026)
- Medpace Investors, LLC: /s/ August J. Troendle, August J. Troendle/Sole Manager (09/28/2026)